

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Kenneth Gunderman, President and Chief Executive Officer
Communications Sales & Leasing, Inc.
10802 Executive Center Drive
Benton Building, Suite 300
Little Rock, AR 72211

   Re: Communications Sales & Leasing, Inc.
     Form 10-12B
     Filed October 24, 2015
     File No. 001-36708

Dear Mr. Gunderman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Tom Kluck

           Tom Kluck
           Legal Branch Chief

cc: Robert B. Pincus, Esq. (*via e-mail*)